AM 530-2003

Rec'd 5/5/03



SECURIT 03054372 MISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

CM

SEC FILE NUMBER
8-52219

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: former - elephant express LLC

Electronic Specialists LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

MAY 5 2003

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein, Kass & Co PC

(Name — *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

CHECK ONE:

☐ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

ELECTRONIC SPECIALIST, LLC
(Formerly known as elephant eXpress, llc)

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2002

ELECTRONIC SPECIALIST, LLC

(Formerly known as elephant eXpress, llc)

CONTENTS

Independent Auditors' Report	1
Financial Statements	
Statement of Financial Condition	2
Notes to Financial Statements	3-5

85 Livingston Avenue
Roseland, NJ 07068-1785
973-994-6666/Fax 973-994-0337
www.rkco.com

New York • Beverly Hills • San Francisco • Dallas • Walnut Creek, CA • Roseland, NJ • Cayman Islands



Rothstein, Kass & Company, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Members
Electronic Specialist, LLC
(Formerly known as elephant eXpress, llc)

We have audited the accompanying statement of financial condition of Electronic Specialist, LLC (formerly known as elephant eXpress, llc) (the "Company") as of December 31, 2002. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Electronic Specialist, LLC (formerly known as elephant eXpress, llc) as of December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Rothstein, Kass & Company, P.C.

Roseland, New Jersey
March 21, 2003

ELECTRONIC SPECIALISTS, LLC
(Formerly known as elephant eXpress, llc)

STATEMENT OF FINANCIAL CONDITION

December 31, 2002

ASSETS	
Cash	$ 6,718
Receivable from clearing broker	48,232
Secured demand note	500,000
Other	20,000
	$ 574,950
LIABILITIES AND MEMBERS' EQUITY	
Accounts payable and accrued expenses	$ 6,938
Subordinated borrowings	500,000
Total liabilities	506,938
Commitments and contingencies	
Members' equity	68,012
	$ 574,950

See accompanying notes to financial statements.

1. Nature of business

Electronic Specialist, LLC (formerly known as elephant eXpress, llc) (the "Company"), a Delaware limited liability company, is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD) and the Cincinnati Stock Exchange (CSE). The Company primarily provides routing services for its customers.

2. Summary of significant accounting policies

Revenue and Expense Recognition from Securities Transactions

Principal transactions, commissions from customer transactions and the related expenses are recorded on the trade-date basis.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates due to uncertainties inherent in any such estimation process.

Income Taxes

The Company is treated as a partnership for federal and state income tax purposes and, therefore, does not record a provision for income taxes. Accordingly, the members report the Company's income or loss on their income tax returns. The Company does, however, include a provision for unincorporated business taxes when appropriate.

3. Subordinated borrowings

The Company has a secured demand note collateral agreement with the minority member, which matures on November 30, 2005. This note bears interest at a rate of prime (4.25% at December 31, 2002) plus 2% per annum and is collateralized by cash. The subordinated borrowing is covered by an agreement approved by the NASD and is, therefore, available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

4. Net capital requirement

The Company, as a member of the NASD, is subject to the SEC Uniform Net Capital Rule 15c3-1, which specifies uniform net capital requirements for it's registrant. This Rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. The Company is also subject to the CSE's minimum financial requirements, which require that the Company maintain net capital, as defined, of $500,000. As of December 31, 2002, the Company's net capital was approximately $548,012, which was approximately $448,012 in excess of its minimum requirement of $100,000 under SEC Rule 15c3-1.

5. Related party transactions

Administrative Service Agreement

On October 8, 2002, the Company entered into an Administrative Services Agreement (the "Agreement") with its minority member. The Agreement requires the member to provide services to the Company, including but not limited to, personnel, office facilities and services, office equipment, technology and certain other general and administrative services. In return for these services, the Company will pay its member 80% of its revenues after certain expenses, as defined in the agreement. The Agreement expires September 30, 2003 and shall renew automatically for additional one-year periods unless terminated by either party, provided proper notification, as defined in the agreement, is given by either party. The minority member may terminate the agreement immediately upon written notice to the Company in the event of bankruptcy, insolvency or change of control as defined in the agreement. The Agreement shall automatically terminate in the event that the Asset Purchase Agreement, discussed later, is terminated. In accordance with the terms of the agreement, no consideration was due at December 31, 2002.

Prior to October 8, 2002 the Company had a similar agreement with its then sole member. Amounts paid under this agreement were approximately $61,000 for the year ended December 31, 2002. These amounts were overpaid, however they are not expected to be repaid due to the financial condition of the member.

Asset Purchase Agreement

A non-binding agreement was entered into between the majority member and the minority member whereby the majority member would sell and transfer the majority interest in the Company to the minority member. The agreement is pending NASD approval.

Customer Base

At December 31, 2002, principally all commission income was generated by transactions with entities affiliated with the Company's minority member.

6. Off-balance sheet and concentration of credit risk

The Company clears all of its proprietary and customer transactions with its clearing broker. Customer transactions are introduced on a fully-disclosed basis. In accordance with the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying these transactions. Customer activities may also expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral in customers' accounts. The Company seeks to control risk associated with these customer activities by reviewing the credit worthiness of such customers.

6. Off-balance sheet and concentration of credit risk (continued)

It is the Company's policy to review the credit worthiness of all institutions with whom it conducts business in order to help mitigate any losses that may be incurred where there might be a concentration of balances. At year-end, the receivable from clearing broker represents amounts due from one broker. Such balance may represent deposits and requirements of regulatory bodies, internal margin requirements established by the clearing broker or available cash. Such accounts are included by the clearing broker in the Proprietary Account of an Introducing Broker (PAIB) Reserve Computation as set forth in SEC Rule 15c3-3, which restricts the use of these funds and securities by the clearing broker. Cash is held by one financial institution, the balance of which is insured by the Federal Deposit Insurance Corporation up to $100,000.

7. Exemption from Rule 15c3-3

The Company is exempt from the SEC Rule 15c3-3 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".